RM 1301, 13/F Golden Centre, NO.188 DES VOEUX RD CENTRAL, SHEUNG WAN, HONG KONG

December 23, 2016

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-0405
Attn: Larry Spirgel, Assistant Director

Re:	SGOCO Group, Ltd.
Registration Statement on Form F-3 Filed October 17, 2016 File No. 333-214141

Dear Mr. Spirgel:

SGOCO Group, Ltd.(“SGOC” or the “Company” and sometimes referred to as “we” or “our”) is filing a response to the SEC Comment Letter, dated October 27, 2016, in connection with complying with the issues and outstanding disclosure items set forth therein. For convenience of reference, we have included, in this response letter, the same caption and paragraph number, as well as the text of the comment, set forth in your Comment Letter followed by our response.

Consolidated Financial Statements

1.	We note you sold 100% of your interest in SGOCO (Fujian) in December 2014 in order to reduce your reliance on sales of traditional flat panel LED/LCD monitor products and focus on new business opportunities. We note your previous operations now appear insignificant in relation to the acquired operations of Boca International Limited (“Boca”). Please tell us your consideration of whether Boca is your predecessor entity for which predecessor financial statements would be required. In your response, please discuss in detail the portion of your business that remained after the sale of SGOCO (Fujian) and before the acquisition of Boca.

Response: Before and after the acquisition of Boca, our revenue from the sale of LCD/LED products was generated via SGOCO International and SGOCO Shenzhen after the sale of SGOCO (Fujian) as indicated in the chart below.

RM 1301, 13/F Golden Centre, NO.188 DES VOEUX RD CENTRAL, SHEUNG WAN, HONG KONG

	Corporate	Sale of LCD/LED products	Boca

(In thousands of U.S. Dollars)
Year ended December 31, 2015
Revenues	-	1,921	73
Net loss	(1,441)	(977)	(232)

Six months ended June 30, 2016 (unaudited)
Revenues	-	4,676	2
Net (loss) income	(1,975)	(408)	(320)

The Company closed the acquisition of Boca in March 2016 and our original operations before the closing do not appear to be insignificant comparing to the operations assumed or acquired from Boca. As such, Boca is not considered a predecessor entity.

2.	Please tell us whether you have any continuing involvement in the operations of SGOCO (Fujian). In your response, please ensure to discuss any arrangements you have with Apex Flourish Group Limited.

Response: Following the disposal of SGOCO (Fujian), we do not have any continuing involvement in the operations of SGOCO (Fujian). SGOCO (Fujian) became a wholly owned subsidiary of APEX Flourish Group Limited.

None of the officers or directors of SGOCO (Fujian) is related to the Company after the sale.

We do not have any arrangements with Apex Flourish Group Limited.

3.	If you do not believe Boca is a predecessor entity, please tell us what consideration you have given to providing financial statements and pro forma financial information for Boca International pursuant to Rule 3-05 and Article 11 of Regulation S- X. Provide the significance computations set forth in Rule 1-02(w) to support your conclusions. Refer to Item 5(b)(1) of Form F-3.

Response: The purchase price for Boca is approximately US$56 million, which accounts for about 64% of the Company’s total assets at December 31, 2015 (the end of the latest fiscal year prior to the acquisition). Financial statements of Boca for full two years (audited) and the latest required interim period (unaudited) that precedes the acquisition, the corresponding interim period of the preceding year (unaudited) and the pro forma financial information are presented in the Form 6-K/A filed with SEC on December 23, 2016.

RM 1301, 13/F Golden Centre, NO.188 DES VOEUX RD CENTRAL, SHEUNG WAN, HONG KONG

4.	Please provide your analysis related to your reporting requirements for the pending acquisition of Sola Green Technologies Limited.

Response: The Company entered into a Memorandum of Understanding (the “MOU”) with certain shareholders (the “Seller”) of Sola Green Technologies Limited (“Sola Green”) on December 22, 2015, pursuant to which the Company planned to acquire 100% ownership of Sola Green from the Seller (the “Transaction”). The Transaction was expected to close on or before February 29, 2016 but the parties were not able to complete the due diligence and close the Transaction on or before that day.

On March 1, 2016, the parties entered into an amendment to the MOU (“MOU Amendment”) to extend the closing date of the Transaction from February 29, 2016 to June 30, 2016. Pursuant to the MOU Amendment, the MOU would expire upon the execution of the Definitive Agreement or by June 30, 2016, whichever is earlier. Both parties had spent significant amount of time and efforts in the due diligence in 2016 but were unable to complete the process with satisfaction to both parties.

On November 20, 2016, the Company sent an official notice to the Seller to terminate the due diligence process and requested full refund of the deposit paid to the Seller. On November 30, 2016, the Company received full deposit back from the Seller.

Our Company does not believe that there are reporting requirements pertaining to this aborted acquisition.

5.	Please update your financial statements in accordance with Item 8.A of Form 20-F. Refer to Item 5(b)(2) of Form F-3.

Response: Unaudited financial statements for the six months ended June 30, 2016 were presented in Form 6-K filed with SEC on December 23, 2016.

RM 1301, 13/F Golden Centre, NO.188 DES VOEUX RD CENTRAL, SHEUNG WAN, HONG KONG

The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing and staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

If you have any further comments or require any further information or if any questions should arise in connection with this submission, please email me at xsb@sgoco.com and copy our vice president Mr. Tony Zhong at tonyzhong@sgoco.com.

Very truly yours,

/s/ Shi-bin Xie
Shi-bin Xie, Chief Executive Officer
SGOCO Group, Ltd.

cc:	Tony Zhong, Vice President, SGOCO Group, Ltd.
Jeffrey Li, Esq.